Dig Dates, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period July 7, 2017 (Inception) to December 31, 2017
Cash flows from operating activities:	
Net loss	$ (6,635)
Changes in operating assets and liabilities:	
Due from shareholders	(10,030)
Accounts payable	379
Net cash used in operating activities	(16,286)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from sale of stock purchase rights	67,000
Proceeds from sale of common stock	90
Net cash provided by financing activities	67,090
Net cash increase for period	50,804
Cash at beginning of period	-
Cash at end of year	$ 50,804
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -